UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Telewest Communications plc
                                (Name of Issuer)

                        Ordinary Shares of 10 pence each
                         (Title of Class of Securities)

                                     None**
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319; (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP Number for the American Depositary Shares, each representing ten Ordinary Shares of 10 pence each, is 87956P 10 5.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 2 of 16
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox U.K. Communications, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 3 of 16
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Cox Communications International, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 4 of 16
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Communications, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 5 of 16
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Holdings, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 6 of 16
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Enterprises, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

Schedule 13D/A                                                    Page 7 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Ordinary Shares, par value 10 pence each ("Ordinary Shares"), of Telewest Communications plc, a company organized and existing under the laws of England and Wales (the "Issuer").

     The address of the principal executive and business office of the Issuer is:

                       Telewest Communications plc
                       Genesis Business Park, Albert Drive
                       Woking, Surrey GU21 5RW
                       United Kingdom

ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing these amended statements on Schedule 13D are Cox U.K. Communications, L.P. ("Cox U.K."), Cox Communications International, Inc. ("Cox International"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI") (collectively, the "Cox Entities"). Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Entities, are filing separate statements on Schedule 13D.

     All of the above entities are incorporated or organized in the State of Delaware. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal business of Cox U.K. is the operation of cable television systems. CCI is a fully integrated, diversified media and broadband communications company with operations and investments in three related areas: (i) U.S. broadband networks; (ii) cable television programming; and (iii) international broadband networks. Cox International and CHI are holding companies. The principal business and office address of the Cox Entities is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

     Cox International is the sole general partner of Cox U.K. The directors and executive officers of Cox International, CCI, CHI and CEI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively. These Schedules set forth the following information with respect to each such person:

          (i)      name;
          (ii)     residence or business address; and

Schedule 13D/A                                                    Page 8 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this Schedule, none of the Cox Entities, any of their respective executive officers, directors, general partners, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings.

     During the last five years, to the best knowledge of the persons filing this Schedule, none of the Cox Entities, any of their respective executive officers, directors, general partners, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individuals listed in Schedules I through IV are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date of the event requiring the filing of this amended Schedule 13D, the Cox Entities transferred 253,765,818 Ordinary Shares of the Issuer (the "Shares") to Dresdner Kleinwort Benson North America LLC ("DKB"), a Delaware corporation, in its capacity as agent for Kleinwort Benson Securities Limited ("KBSL"), a company registered in the United Kingdom, in exchange for cash consideration.

     The Cox Entities transferred the Shares on January 15, 1999, pursuant to the Purchase Agreement, dated January 6, 1999 (the "Purchase Agreement"), between Cox U.K. and DKB, for total consideration of 444,724,596.05 British pounds. A copy of the Purchase Agreement is being filed as Exhibit 7.08 to this amended Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     As disclosed in Amendment No. 1 to this Schedule 13D, dated September 8, 1998 and filed September 28, 1998, ("Amendment No. 1") the Cox Entities were evaluating various options to monetize their investment in the Issuer. As a result of the transaction

Schedule 13D/A                                                    Page 9 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


described in Item 3 above, the Cox Entities were successful in monetizing their entire investment on acceptable terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of Ordinary Shares which the Cox Entities transferred is 253,765,818. This represents approximately 11.8% of the Issuer's outstanding Ordinary Shares (based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (SEC file no. 0-26840)).

     To the best of the Cox Entities' knowledge, none of the Cox Entities beneficially owns any Ordinary Shares of Telewest.

     (b) The Cox Entities do not possess any voting or dispositive rights with respect to the Shares.

     (c) Except as described in Item 3 above, there are not known to have been any transactions in the Ordinary Shares that were effected during the past 60 days by any of the Cox Entities.

     (d) Following the transaction described in Item 3 above, KBSL had the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     (e) On January 15, 1999, the Cox Entities ceased to be the beneficial owners of more than five percent of the Ordinary Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following  contracts  exist with respect to the Ordinary  Shares of the
Issuer:

RELATIONSHIP AGREEMENT

     The Issuer, TINTA and United Artists Programming-Europe, Inc. (the "TINTA Affiliate"), MediaOne, MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. (together, the "MediaOne Affiliates") Cox, Cox U.K., SBC and Southwestern Bell International Holdings (UK-1) Corporation (the "SBC Affiliate") entered into an

Schedule 13D/A                                                    Page 10 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


Amended and Restated Relationship Agreement, dated April 15, 1998 (the "Relationship Agreement"), with respect to the management of the Issuer and the ownership, voting and disposal of their beneficial shares in the Issuer. The Relationship Agreement supersedes the Co-Operation Agreement and the Share Dealing Agreement, each as defined and described in the original Schedule 13D. A summary of certain provisions of the Relationship Agreement which affect the holding or voting of the Ordinary Shares is contained in Amendment No. 1, and such summary is incorporated herein by this reference.

     The rights and obligations of the Cox Entities under the Relationship Agreement did not transfer with the transaction described in Item 3 above.

APPOINTMENT OF DIRECTORS

     The Issuer's Articles of Association, as amended, provide that the Cox Group has the right to appoint one director to the Issuer's board of directors for so long as the members of the Cox Group hold 7.5% of the outstanding
Ordinary Shares or, following a dilutive issuance, 5% or more of the Ordinary Shares, provided that immediately before such dilutive issuance the Cox Group held 7.5% or more of the outstanding Ordinary Shares.

     As a result of the transaction described in Item 3 above, the Cox Entities no longer have the right to appoint a director to the Issuer's board of directors because they hold less than the requisite number of Ordinary Shares. Accordingly, the designee of the Cox Entities no longer serves as member of the Issuer's board of directors.

REGISTRATION RIGHTS

     The Issuer has agreed that the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi S.A. will have the right, subject to certain limited exceptions, to require the Issuer to include all or any portion of their Ordinary Shares in any registered offering by the Issuer of Ordinary Shares under the Securities Act or in a public offering under UK law. In addition, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi will have the right to cause the Issuer on up to ten separate occasions (two exercisable by each of the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi) to offer all or any part of their Ordinary Shares for sale in a registered offering under the Securities Act or in a public offering under UK law.

     The Cox Entities did not assign or transfer their registration rights in connection with the transaction described in Item 3 above and, therefore, the Shares are no longer covered by such rights.

Schedule 13D/A                                                    Page 11 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The SBCC Share Exchange Agreement, the Registration Rights Agreement, the Co-Operation Agreement, the Share Dealing Agreement and a Joint Filing Agreement were previously filed as Exhibits 7.01, 7.02, 7.03, 7.04 and 7.05, respectively, to the original Schedule 13D. The Relationship Agreement and the Issuer's Articles of Association were incorporated by reference to exhibits 10.55 and 10.56, respectively, of the Issuer's Registration Statement on Form S-4 (SEC file no. 333-50201) and thereby deemed filed as Exhibits 7.06 and 7.07, respectively, to Amendment No. 1.

     7.08      Purchase Agreement, dated January 6, 1999, between Cox U.K. and
               DKB.

Schedule 13D/A                                                    Page 12 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        COX U.K. COMMUNICATIONS, L.P.

                                     By:    COX COMMUNICATIONS INTERNATIONAL,
                                            INC., general partner


       February 5, 1999             By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 13 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX COMMUNICATIONS INTERNATIONAL,
                                            INC.


      February 5, 1999              By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 14 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX COMMUNICATIONS, INC.

      February 5, 1999              By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 15 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX HOLDINGS, INC.

       February 5, 1999             By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 16 of 16
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX ENTERPRISES, INC.

       February  5, 1999             By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

 Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc

                                                                    Page 1 of 1

                                   SCHEDULE I

                     Cox Communications International, Inc.
                        Executive Officers and Directors

Name                        Position           Principal Occupation                  Business Address
---------------------       ---------------    --------------------------            ---------------------

James O. Robbins*           President &        President & Chief Executive           Cox Communications, Inc.
                            Chief              Officer                               1400 Lake Hearn Dr., NE
                            Executive                                                Atlanta , GA 30319
                            Officer

Jimmy W. Hayes*             Senior Vice        Senior Vice President Finance &       Cox Communications, Inc.
                            President          Chief Financial Officer               1400 Lake Hearn Dr., NE
                            Finance &                                                Atlanta , GA 30319
                            CFO

Preston B. Barnett          Vice President     Vice President                        Cox Communications, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Andrew A. Merdek            Secretary          Vice President Legal Affairs &        Cox Enterprises, Inc.
                                               Corporate Secretary                   1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Dallas Clement              Treasurer          Treasurer                             Cox Communications, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

James A. Hatcher*           Director           Director                              Cox Communications, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

*Also a Director

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                        Page 1 of 2

                                   SCHEDULE II


                            Cox Communications, Inc.
                        Executive Officers and Directors


Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

James  C. Kennedy *        Chairman             Chairman &                           Cox Enterprises, Inc.
                                                Chief Executive Officer              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

James O. Robbins*          President &          President & Chief Executive          Cox Communications, Inc.
                           Chief Executive      Officer                              1400 Lake Hearn Dr., NE
                           Officer                                                   Atlanta , GA 30319

Ajit M. Dalvi              Senior Vice          Senior Vice President                Cox Communications, Inc.
                           President            Programming & Strategy               1400 Lake Hearn Dr., NE
                           Programming &                                             Atlanta , GA 30319
                           Strategy

Alex B. Best               Senior Vice          Senior Vice President                Cox Communications, Inc.
                           President            Engineering                          1400 Lake Hearn Dr., NE
                           Engineering                                               Atlanta , GA 30319

David M. Woodrow           Senior Vice          Senior Vice President                Cox Communications, Inc.
                           President            New Business Development             1400 Lake Hearn Dr., NE
                           New Business                                              Atlanta , GA 30319
                           Development

Jimmy W. Hayes             Senior Vice          Senior Vice President Finance &      Cox Communications, Inc.
                           President            Chief Financial Officer              1400 Lake Hearn Dr., NE
                           Finance & CFO                                             Atlanta , GA 30319

James A. Hatcher           Vice President       Vice President Legal &               Cox Communications, Inc.
                           Legal &              Regulatory Affairs                   1400 Lake Hearn Dr., NE
                           Regulatory                                                Atlanta , GA 30319
                           Affairs

John M. Dyer               Vice President       Vice President Accounting &          Cox Communications, Inc.
                           Accounting &         Financial Planning                   1400 Lake Hearn Dr., NE
                           Financial                                                 Atlanta , GA 30319
                           Planning

Margaret A. Bellville      Vice President       Vice President Operations            Cox Communications, Inc.
                           Operations                                                1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319


Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                         Page 2 of 2



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

Jayson R. Juraska          Vice President       Vice President Operations            Cox Communications, Inc.
                           Operations                                                1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Claus F. Kroeger           Vice President       Vice President Operations            Cox Communications, Inc.
                           Operations                                                1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Janet Morrison Clarke      Director             Managing Director Global             Citibank
                                                Database Marketing                   One Court Square
                                                Citibank                             40th Floor
                                                                                     Long Island, NY 11220

John R. Dillon             Director             Managing Director                    Cravey, Green & Wahlen
                                                Cravey, Green & Wahlen               12 Piedmont Center, Suite 210
                                                                                     Atlanta, GA 30305

David E. Easterly          Director             President & Chief Operating          Cox Enterprises, Inc.
                                                Officer                              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Robert F. Erburu           Director             Chairman of the Board (retired)      The Times Mirror Company
                                                The Times Mirror Company             220 W. 1st Street
                                                                                     Los Angeles, CA 90012

Andrew J. Young            Director             Co-Chairman                          Good Works International
                                                Good Works International             Suntrust Plaza, Ste. 4800
                                                                                     303 Peachtree Street, NE
                                                                                     Atlanta, GA 30308

*Also a Director

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                         Page 1 of 1



                                  SCHEDULE III


                               Cox Holdings, Inc.
                        Executive Officers and Directors



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

David E. Easterly*          President          President & Chief Operating           Cox Enterprises, Inc.
                                               Officer                               1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Preston B. Barnett          Vice President     Vice President Tax                    Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Dean H. Eisner*             Vice President     Vice President Business               Cox Enterprises, Inc.
                                               Development and Planning              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

William L. Killen, Jr.      Vice President     Vice President New Media              Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Andrew A. Merdek*           Vice President     Vice President Legal Affairs &        Cox Enterprises, Inc.
                            & Corporate        Corporate Secretary                   1400 Lake Hearn Dr., NE
                            Secretary                                                Atlanta , GA 30319

Richard J. Jacobson         Treasurer          Vice President & Treasurer            Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319


*Also a Director

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                        Page 1 of 2

                                   SCHEDULE IV

                              Cox Enterprises, Inc.
                        Executive Officers and Directors



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

James  C. Kennedy *       Chairman &            Chairman &                           Cox Enterprises, Inc.
                          Chief Executive       Chief Executive Officer              1400 Lake Hearn Dr., NE
                          Officer                                                    Atlanta , GA 30319

David E. Easterly*        President & Chief     President & Chief Operating          Cox Enterprises, Inc.
                          Operating Officer     Officer                              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Robert C. O'Leary*        Senior Vice           Senior Vice President Chief          Cox Enterprises, Inc.
                          President & Chief     Financial Officer                    1400 Lake Hearn Dr., NE
                          Financial Officer                                          Atlanta , GA 30319

Timothy W. Hughes         Senior Vice           Senior Vice President                Cox Enterprises, Inc.
                          President             Administration                       1400 Lake Hearn Dr., NE
                          Administration                                             Atlanta , GA 30319

Barbara C. Anthony*       Vice President        Chairman, Dayton Newspapers          Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Anne C. Chambers*         Vice President        Chairman, Atlanta Newspapers         Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Scott A. Hatfield         Vice President &      Vice President & Chief               Cox Enterprises, Inc.
                          Chief Information     Information Officer                  1400 Lake Hearn Dr., NE
                          Officer                                                    Atlanta , GA 30319

Marybeth Leamer           Vice President        Vice President Human                 Cox Enterprises, Inc.
                          Human Resources       Resources                            1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                         Page 2 of 2



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

Andrew A. Merdek          Vice President        Vice President Legal Affairs &       Cox Enterprises, Inc.
                          Legal Affairs &       Corporate Secretary                  1400 Lake Hearn Dr., NE
                          Corporate                                                  Atlanta , GA 30319
                          Secretary

Alexander V.              Vice President        Vice President Public Policy         Cox Enterprises, Inc.
Netchvolodoff             Public Policy                                              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Richard J. Jacobson       Vice President &      Vice President & Treasurer           Cox Enterprises, Inc.
                          Treasurer                                                  1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Preston B. Barnett        Vice President        Vice President Tax                   Cox Enterprises, Inc.
                          Tax                                                        1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

William L. Killen, Jr.    Vice President        Vice President New Media             Cox Enterprises, Inc.
                          New Media                                                  1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Dean H. Eisner            Vice President        Vice President Business              Cox Enterprises, Inc.
                          Business              Development and Planning             1400 Lake Hearn Dr., NE
                          Development and                                            Atlanta , GA 30319
                          Planning

Michael J.                Vice President        Vice President Materials             Cox Enterprises, Inc.
Mannheimer                Materials             Management                           1400 Lake Hearn Dr., NE
                          Management                                                 Atlanta , GA 30319

Arthur M. Blank           Director              President and Chief Executive        The Home Depot, Inc.
                                                Officer The Home Depot, Inc.         One Paces West
                                                                                     2727 Paces Ferry Road, NW
                                                                                     Atlanta, GA 30339

Thomas O. Cordy           Director              President, Chief Executive           The Maxxis Group, Inc.
                                                Officer                              1901 Montreal Road, Ste. 108
                                                The Maxxis Group, Inc.               Tucker, GA  30084

Carl R. Gross             Director              Retired Senior Vice President        Cox Enterprises, Inc.
                                                and Chief Administrative             1400 Lake Hearn Dr., NE
                                                Officer                              Atlanta, GA 30319

Ben F. Love               Director              Director                             Chase Bank of Texas
                                                Chase Bank of Texas                  600 Travis Street, 18 TCT 318
                                                                                     Houston, TX 77252-2558

Paul J. Rizzo             Director              Vice Chairman (retired 1/1/95)       Franklin Street Partners
                                                of IBM Corporation                   6330 Quadrangle Drive
                                                                                     Ste. 200
                                                                                     Chapel Hill, NC  27514


* Also a Director